

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Mr. J. Daniel Speight
Chief Financial Officer
State Bank Financial Corporation
415 East Paces Ferry Road, North East
Suite 200
Atlanta, Georgia 30305

> **Re:** **State Bank Financial Corporation**
> **Amendment No. 2 to Form 10-12G**
> **Filed December 14, 2010**
> **File No. 000-54056**

Dear Mr. Speight:

We have reviewed your amended registration statement and response letter dated December 14, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10-12G goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day period, you are subject to the reporting requirements under Section 13(a) of the Securities Exchange Act. Note, however, that we will continue to review your filing until all our comments have been satisfactorily addressed.

Explanatory Note

2.   We note that your revisions include, but are not limited to, additional disclosure in response to comments received from the Staff of the Securities and Exchange Commission. In future amendments, as appropriate, please state in any Explanatory Note that the amendments includes additional disclosure, including, *without limitation*, disclosure in response to comments received from the Staff.

3.   Please revise to provide the information required by SAB Topic 1:K as it relates to the acquisition of United Americas Bank, N.A. in your next amendment.

Item 1. Business

Credit Administration and Loan Review, page 12

4.   Please tell us, with a view towards disclosure, whether the company is in compliance with the terms and conditions of the loss sharing agreements.

Item 1A. Risk Factors

General, page 25

5.   We have reviewed your revisions on page 25 in response to our prior comment 6. We repeat our comment that discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing. Please revise to delete this language.

A further adverse change in real estate market values may result in losses…, page 25

6.   We note the supplemental information you provided and your response to our prior comment 7. Given that 40.7% of the property underlying your non-covered commercial real estate loans is located in the Atlanta market, we think this information is material to an investor's investment decision and may assist an investor in understanding the degree by which commercial real estate property values underlying your non-covered loans can decline over time. Please revise to disclose the supplemental information that you have provided to us with respect to declines in property values in the Atlanta market in the last two years.

Although we plan to apply to list our shares on a national exchange…, page 34

7.   We note your response to our prior comment 10. It appears from your disclosure that you have not decided which exchange to apply to, or when you intend to do so. Please revise to state as specifically as you are currently able the expected timing for such application.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses, page 64

8.   We note your response to prior comment 12 in our comment letter dated November 24, 2010. Please revise to include the specific disclosures required by ASC 805-10-50-6 as well as addressing in greater detail the exact nature of the additional information the company is seeking. Also, please confirm and disclose that the outstanding appraisals and information being sought does not relate to a period subsequent to the acquisition date.

Non-Performing Assets, page 66

9.   We note your response to prior comment 13, in our comment letter dated November 24, 2010, and your revised disclosure starting on page 66. You state "We will typically obtain an updated appraisal, however, if the current appraisal is more than one year old." Please revise to clarify your policy regarding appraisals that are more than one year old and whether or not you use appraisals that are more than one year old to value collateral dependent loans.

10.   We note the following disclosure: "When the loan reaches nonaccrual status, we will review the current appraisal on file and if necessary, based on our assessment of the appraisal, such as age and market, we will discount this amount to a more appropriate current value based on inputs from lenders and realtors." Please revise to explain in greater detail the discounting process as it relates to each type of loan being discounted. Specifically, what information is considered, how you determine the discount percentages and if they vary depending on the property and/or age of the appraisal, how information obtained on comparable properties is being considered, how the discount percentages are updated over time and any other information that may help the reader better understand the appraisal process and methodologies utilized.

Executive Compensation

Summary Compensation, page 84

11.   We note your response to our prior comment 18. We believe, however, that most corporations of any significant size are likely to have at least five officers involved in policy-making at some level. Please revise to include the disclosure required under Item 402 of Regulation S-K for the three most highly compensated officers whose salary exceeds $100,000 other than the PEO and PFO. Alternatively, explain to the staff with regard to each officer whose compensation is above that level why they do not qualify as executive officers under 402.

You may contact William Schroeder, staff accountant, at (202) 551-3294 or Marc Thomas, senior accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Counsel

cc.   (facsimile only)
         Mr. J. Brennan Ryan, Esq.
         Nelson Mullins Riley & Scarborough LLP
         (404) 322-6050